Exhibit 99.1
For Immediate Release:
May 8, 2007

For More Information, Contact:
William D. Patterson, Senior Vice President, Treasurer and Chief Financial Officer
Phone: 603-913-2300
Fax: 603-913-2305

Pennichuck Corporation Announces First Quarter 2007 Earnings

MERRIMACK, NH (May 8, 2007) - Pennichuck Corporation (the "Company") today announced that for the first quarter ended March 31, 2007, it earned $162,000, or $.04 per share, compared with a net loss of $(707,000), or $(.17) per share, for the same quarter in 2006. The first quarter 2007 increase in earnings was due to higher water utility operating income, lower eminent domain-related spending, and an increase in other income attributable to the sale of a cell tower lease, offset in part by lower allowance for funds used during construction ("AFUDC") and interest income, and higher interest expense.

First quarter 2007 water utility operating income was up approximately $500,000 over 2006 levels due principally to higher water rates, net of the effects of increased operating expenses and lower average per customer water consumption as compared to the same period in 2006. On March 30, 2007, the Company announced that its Pennichuck Water Works, Inc. subsidiary ("Pennichuck Water") had reached a settlement with the staff of the New Hampshire Public Utilities Commission ("NHPUC") regarding Pennichuck Water's request for rate relief. The terms of the settlement, which are subject to approval by the NHPUC, provide for an annualized increase in Pennichuck Water's revenues of approximately $5.2 million, or 31.43%, and would replace an annualized temporary increase of $2.4 million, or 14.41%, that has been in effect since July 2006. Since a final order from the NHPUC concerning the rate settlement has not yet been issued, only the temporary increase has been reflected in first quarter 2007 revenues. The difference between the temporary increase and the permanent rates ultimately approved by the NHPUC will be reconciled upon the approval of such permanent rates.

Consolidated revenues for the first quarter of 2007 were $6.0 million compared to $5.2 million for the same quarter in 2006. Revenues for the

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quarter were higher due principally to the temporary rate relief described above. Additionally, the Company experienced 5.3% combined water utility customer growth during the three months ended March 31, 2007 as compared to the three months ended March 31, 2006, resulting in a total combined customer base of approximately 32,400 at March 31, 2007.

As previously disclosed, shortly after commencing a hearing before the NHPUC in January 2007 to determine the merits of the City of Nashua's eminent domain case, Pennichuck and the City announced a 120-day postponement of proceedings in order to engage in confidential discussions regarding a possible comprehensive settlement of their dispute. While a settlement could involve Nashua's acquisition of some or all of the assets of Pennichuck or one or more of its subsidiaries, or alternatively the shares of Pennichuck stock, no assurance can be given that the parties will be able to negotiate a mutually acceptable settlement. The discussions are currently ongoing. Eminent domain-related costs for the first quarter of 2007, less a $250,000 cash payment received from the City in connection with the 120-day postponement of proceedings, netted to approximately zero, as compared to expenses totaling $1.0 million for the same period in 2006. No portion of the eminent domain-related costs incurred to date have been charged or allocated to the Company's three utilities.

Other income for the first quarter of 2007 includes a $132,000 gain from the sale of a cell tower lease.

AFUDC was lower in the first quarter of 2007 due principally to the completion, effective January 5, 2007, of the second of the three major phases of Pennichuck Water's upgrade to its water treatment plant in Nashua, New Hampshire.

Revenues from the Company's non-regulated water service business increased to $600,000 for the three months ended March 31, 2007, compared to $511,000 for the same period in 2006. The non-regulated water service business activities include providing contract operations and maintenance, and water testing and billing services, for municipalities and privately owned community water systems. The increase in contract revenues over the same period last year was due principally to the addition of a municipal service contract pursuant to which, during the first quarter of 2006, the Company began providing water services for the town of Barnstable, Massachusetts.

Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in southern and central New

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Hampshire through its three regulated water utilities. Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts. The Company's real estate operations are involved in the ownership, management and development of real estate in the greater Nashua, New Hampshire areas.

Pennichuck Corporation's common stock trades on the Nasdaq Stock Exchange under the symbol "PNNW". The Company's website is at www.pennichuck.com.

This news release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation. Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, timing and results of eminent domain proceedings before the NHPUC, and the impact thereof on consolidated business operations; timing and amount of regulated water utility rate relief; changes in general economic conditions, legislation or regulation and accounting factors affecting Pennichuck Corporation's financial condition and results of operations; and, the impact of weather. Investors are encouraged to access Pennichuck Corporation's annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation's forward-looking statements.

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Pennichuck Corporation
Comparative Operating Results

Quarter Ended March 31:	2007	2006
Consolidated Revenues	$5,993,000	$5,164,000
Operating Income	$669,000	$206,000
Net Income (Loss)	$162,000	$(707,000)
Earnings (Loss) Per Share:
Basic	$.04	$(.17)
Diluted	$.04	$(.17)
Average Shares Outstanding:
Basic	4,217,788	4,191,273
Diluted	4,251,984	4,191,273

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